SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

EPICOR SOFTWARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

L. George Klaus

Chairman, President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, California 92612 (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 (the “Shares”), of Epicor Software Corporation, a Delaware corporation (the “Company”), at a price of $12.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and certain of their affiliates with the SEC on April 11, 2011 (the “Schedule TO”), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No.1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by inserting at the end of the second paragraph under the heading “Additional Information—Antitrust” beginning on page 33 of the Statement the following:

“On April 15, 2011, Epicor was informed by the FTC that early termination of the waiting period applicable to the Offer and the Merger was granted effective as of April 15, 2011. As a result, the applicable conditions to the Offer and the Merger with respect to the HSR Act have been satisfied.”

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 18, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

By:	/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

Dated: April 18, 2011